DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

September 9, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Benjamin Holt and Mary Beth Breslin

Re:	GigCapital8 Corp.

Registration Statement on Form S-1

Filed August 11, 2025

File No. 333-289479

Dear Mr. Holt and Ms. Breslin:

Set forth below are responses to the comments that were provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to our client, GigCapital8 Corp. (the “Company” or “GigCapital8”), by your letter dated September 5, 2025, regarding the above-referenced Registration Statement on Form S-1 (“Form S-1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.

In addition to the responses to the Staff’s comments, concurrently with the filing of this letter, GigCapital8 will file Amendment No. 1 to Form S-1 (“Amendment No. 1”) to reflect the Staff’s requested disclosure edits. Unless otherwise specified, all references to page numbers and captions correspond to Form S-1 if referring to the Staff’s comment, or to Amendment No. 1 if in the response.

Registration Statement on Form S-1 filed on August 11, 2025

Cover Page

1.

We note your disclosure on the cover page and page 216 that there is no deferred underwriting commission payable to the underwriters. Please revise as appropriate to reconcile your disclosures on pages 57, 83 and elsewhere indicating that the underwriters are entitled to receive deferred underwriting commissions.

U.S. Securities and Exchange Commission

September 9, 2025

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised and reconciled its disclosures with respect to there being no deferred underwriting commission payable to the underwriters on page 216 and additionally updated the disclosures accordingly on pages 61, 87, 161 200, F-8 and F-10 of Amendment No. 1.

Summary, page 3

2.

We note the tables on pages 15 and 30 that contain disclosures required by Item 1602(b)(6) of Regulation S-K. To the extent you intend to retain both tables, please revise to eliminate inconsistencies between the tables.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the tables on pages 15-16 and 31-32 that contain disclosures required by Item 1602(b)(6) to eliminate inconsistencies between the tables in Amendment No. 1.

Business Strategy, page 4

3.

Please revise your discussion of your management’s track record and experience on page 5, and elsewhere as appropriate, to clarify that certain subsidiaries of UpHealth, Inc. filed for bankruptcy and that Lightning eMotors’ assets were sold pursuant to receivership.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its discussion of its management’s track record and experience to clarify that certain subsidiaries of UpHealth, Inc. filed for bankruptcy and that Lightning eMotors’ assets were sold pursuant to receivership on pages 5, 6, 8, 125, 134, 136, 137 and 168 of Amendment No. 1.

Initial Business Combination, page 21

4.

Where you discuss having until 24 months from the closing of this offering to consummate an initial business combination on page 22, or elsewhere in the Summary as appropriate, please expand to describe your plans in the event that you do not consummate a de-SPAC transaction within this time period, including whether, and if so, how, you may extend the time period; any limitations on extensions, including the number of times; the consequences to your sponsor of not completing an extension of this time period; and whether security holders will have voting or redemption rights with respect to such an extension. See Item 1602(b)(4) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has expanded its disclosure in the event that the Company does not consummate a de-SPAC transaction within the time period on the cover page and pages 22, 23, 48, 49 and 84 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 9, 2025

Conflicts of Interest, page 47

5.

Please expand your disclosure to also describe conflicts of interest relating to payments to your sponsor, officers and directors, or their affiliates for any services they render prior to or in order to effectuate the consummation of your initial business combination, as referenced on pages 37-38. See item 1602(b)(7) of Regulation S-K.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has expanded its disclosure to address this comment on pages 39 - 40 of Amendment No. 1.

Risks Relating to Our Management Team, page 87

6.

We note the disclosure on page 20 and elsewhere that in order to facilitate your initial business combination, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise. Address the consequences of such removal to the company’s ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has added a new risk factor titled “Our sponsor has the ability to remove itself as the Company’s sponsor or to substantially reduce its interests in the Company before identifying a business combination, which may result in change in the strategy and focus of our Company in pursuing a business combination.” on page 108 of Amendment No. 1.

Management

Conflicts of Interest, page 173

7.

Please revise to clarify the terms and nature of the written agreement with each of your officers and directors that you discuss in the final paragraph of page 174. In this regard, we note your disclosure that the agreement requires each of your officers and directors to present to you, prior to presentation to any other entity, any suitable business opportunity. However, this appears inconsistent with your disclosures elsewhere. As non-exclusive examples, we note your disclosure on page 23, where you state that your officers and directors may be required to present a business opportunity to other entities prior to presenting such business opportunity to you; we also note your disclosure on page 47, where you discuss your waiver of the corporate opportunity doctrine. Please also file the written agreement as an exhibit, as required by Item 601(b)(10) of Regulation S-K.

U.S. Securities and Exchange Commission

September 9, 2025

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 178 - 180 of Amendment No. 1 to clarify that the agreement does not require each of the Company’s officers and directors to present to the Company, prior to presentation to any other entity, any suitable business opportunity.

Note to Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-9

8.	Please tell us how you have complies with the reportable segment disclosure requirements pursuant to ASU 2023-07, or revise accordingly.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has added a new section titled “Segment Information” to address how the Company complies with the reportable segment disclosure requirements pursuant to ASU 2023-07 on page F-10 of Amendment No. 1.

*   *  *

U.S. Securities and Exchange Commission

September 9, 2025

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comment, action or absence of action by the Staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s/ Jeffrey C. Selman

Jeffrey C. Selman

cc: Avi S. Katz

Enclosures